Exhibit 99.1

Tims China Announces Second Quarter 2026 Financial Results

SHANGHAI and NEW YORK, August 18, 2026 (GLOBE NEWSWIRE) -- TH International Limited (Nasdaq: THCH), the parent company of the exclusive master franchisees of Tim Hortons coffee shops in China (“Tims China” or the “Company”) today announced its unaudited financial results for the second quarter 2026.

SECOND QUARTER 2026 HIGHLIGHTS

●	Total revenues of RMB273.4 million (USD40.3 million), representing a 21.7% decrease from the same quarter of 2025.

●	System sales[1] of RMB347.8 million (USD51.3 million), representing a 15.1% decrease from the same quarter of 2025.

●	Net new store openings totaled two (a net opening of 15 made-to-order (“MTO”) stores and a net closure of 13 non-MTO stores).

●	Company owned and operated store contribution[2], previously reported as adjusted store EBITDA, was RMB12.6 million (USD1.9 million), compared to RMB27.2 million in the same quarter of 2025.

●	Company owned and operated store contribution margin[3], previously reported as adjusted store EBITDA margin, was 5.7%, compared to 9.6% in the same quarter of 2025.

●	Registered loyalty club members totaled 37.1 million as of June 30, 2026, representing a 41.7% year-over-year growth.

COMPANY MANAGEMENT STATEMENT

Mr. Kwok Wah (John) Cheung, CEO of Tims China, stated, “The second quarter was a period of transition for Tims China. Our top-line results were impacted by our proactive decision to close underperforming stores, as well as pressure on same-store sales as we lapped strong delivery performance from last year. It is clear that we need to make meaningful changes to our strategy to win back customers. My experience tells me that when we focus on our core identity and consistently deliver great products and a great guest experience, our customers will respond. I have full confidence in Tims China’s ability to improve the business and regain market share. We have a clear plan and are moving quickly to return the business to growth. We already see green shoots in the business when we look at our registered loyalty club membership, which reached more than 37.1 million as of June 30, 2026, up 41.7% year over year, providing a strong foundation to deepen customer engagement and support future growth”.

[1]	System sales is calculated as the gross merchandise value of sales generated from both company owned and operated stores and franchised stores.
[2]	Company owned and operated store contribution, is calculated as fully burdened gross profit[4] of company owned and operated stores excluding depreciation & amortization.
[3]	Company owned and operated store contribution margin, is calculated as company owned and operated store contribution as a percentage of revenues from company owned and operated stores.
4	Fully burdened gross profit of company owned and operated stores, the most directly comparable GAAP measure to company owned and operated store contribution, was a loss of RMB7.2 million (USD1.1 million) for the three months ended June 30, 2026, compared to a gain of RMB0.4 million in the same quarter of 2025.

Mr. Dong (Albert) Li, CFO of Tims China, commented, “We successfully closed the initial tranche of US$15.8 million in additional senior secured convertible notes issued to Tim Hortons Restaurants International GmbH (“THRI”), our brand owner and founding shareholder, in July 2026. With the proceeds from this series of proposed financing, we plan to drive our innovation and product offerings, invest more in marketing activities, and deploy a more balanced store network development strategy by opening both company owned and operated stores and franchised stores going forward”.

SECOND QUARTER 2026 FINANCIAL RESULTS

Total revenues were RMB273.4 million (USD40.3 million) for the three months ended June 30, 2026, representing a decrease of 21.7% from RMB349.0 million in the same quarter of 2025. Total revenues comprise:

●	Revenues from company owned and operated stores were RMB220.9 million (USD32.6 million) for the three months ended June 30, 2026, representing a decrease of 21.6% from RMB281.9 million in the same quarter of 2025. The decrease was primarily attributable to closures of certain underperforming stores as the number of company owned and operated stores decreased from 566 as of June 30, 2025 to 544 as of June 30, 2026, and a 17.3% decline in same-store sales growth for company owned and operated stores in the second quarter of 2026. The decrease was also attributable to a 0.9% year-over-year decrease in average ticket size, and a 20.7% year-over-year decrease in the number of orders from 10.5 million in the second quarter of 2025 to 8.3 million in the same quarter of 2026.

●	Other revenues were RMB52.5 million (USD7.7 million) for the three months ended June 30, 2026, representing a decrease of 21.7% from RMB67.1 million in the same quarter of 2025. The decrease was primarily due to lower revenues generated per franchised store as a result of a decline in same-store sales growth for franchised stores, offset by an increase in the number of our franchised stores from 449 as of June 30, 2025 to 484 as of June 30, 2026.

Company owned and operated store costs and expenses were RMB221.1 million (USD32.6 million) for the three months ended June 30, 2026, representing a decrease of 18.8% from RMB272.4 million in the same quarter of 2025. Company owned and operated store costs and expenses comprise:

●	Food and packaging costs were RMB62.5 million (USD9.2 million) for the three months ended June 30, 2026, representing a decrease of 26.3% from RMB84.8 million in the same quarter of 2025, which was primarily due to a decrease in revenues from company owned and operated stores. As we continued to benefit from higher efficiencies in supply chains and cost reduction on raw materials, logistic and warehousing expenses, food and packaging costs as a percentage of revenues from company owned and operated stores decreased by 1.8 percentage points from 30.1% in the second quarter of 2025 to 28.3% in the same quarter of 2026.

●	Rental and property management fees were RMB47.9 million (USD7.1 million) for the three months ended June 30, 2026, representing a decrease of 15.6% from RMB56.8 million in the same quarter of 2025, which was primarily due to a decrease in the number of our company-owned and operated stores from 566 as of June 30, 2025 to 544 as of June 30, 2026. Rental and property management fees as a percentage of revenues from company owned and operated stores increased by 1.5 percentage points from 20.2% in the second quarter of 2025 to 21.7% in the same quarter of 2026.

●	Payroll and employee benefits expenses were RMB43.9 million (USD6.5 million) for the three months ended June 30, 2026, representing a decrease of 12.6% from RMB50.2 million in the same quarter of 2025, which was primarily due to a decrease in revenues from company owned and operated stores. Payroll and employee benefits expenses as a percentage of revenues from company owned and operated stores increased by 2.1 percentage points from 17.8% in the second quarter of 2025 to 19.9% in the same quarter of 2026.

●	Delivery costs were RMB28.9 million (USD4.3 million) for the three months ended June 30, 2026, representing a decrease of 13.3% from RMB33.3 million in the same quarter of 2025, which was in line with the 11.9% decrease in delivery orders from 8.2 million in the second quarter of 2025 to 7.2 million in the same quarter of 2026, and a reduction in average delivery costs per order. Delivery costs as a percentage of revenues from company owned and operated stores increased by 1.3 percentage points to 13.1% in the second quarter of 2026, compared to 11.8% in the same quarter of 2025, which was primarily due to an increase in delivery revenue as a percentage of revenues from company owned and operated stores from 61.0% in the second quarter of 2025 to 65.7% in the same quarter of 2026.

●	Other operating expenses were RMB17.4 million (USD2.6 million) for the three months ended June 30, 2026, representing a decrease of 14.7% from RMB20.4 million in the same quarter of 2025, which was primarily due to a decrease in revenues from company owned and operated stores. Other operating expenses as a percentage of revenues from company owned and operated stores increased by 0.7 percentage points to 7.9% in the second quarter of 2026, compared to 7.2% in the same quarter of 2025.

●	Store depreciation and amortization expenses were RMB20.4 million (USD3.0 million) for the three months ended June 30, 2026, representing a decrease of 23.8% from RMB26.8 million in the same quarter of 2025, which was primarily due to impairment on property and equipment in relation to company owned and operated store closures and the reduced capital expenditures per store as a result of our initiatives to improve store unit economics. Store depreciation and amortization as a percentage of revenues from company owned and operated stores decreased by 0.3 percentage points to 9.2% in the second quarter of 2026, compared to 9.5% in the same quarter of 2025.

Costs of other revenues were RMB36.8 million (USD5.4 million) for the three months ended June 30, 2026, representing a decrease of 20.9% from RMB46.5 million in the same quarter of 2025, which was in line with the revenue trend. Costs of other revenues as a percentage of other revenues increased by 0.8 percentage points from 69.3% in the second quarter of 2025 to 70.1% in the same quarter of 2026 due to lower margin generated from franchised business during the second quarter of 2026.

Marketing expenses were RMB13.3 million (USD2.0 million) for the three months ended June 30, 2026, representing a decrease of 4.4% from RMB13.9 million in the same quarter of 2025. Marketing expenses as a percentage of total revenues increased by 0.9 percentage points from 4.0% in the second quarter of 2025 to 4.9% in the same quarter of 2026 as we spent more marketing efforts to support our franchised business during the second quarter of 2026.

General and administrative expenses were RMB42.3 million (USD6.2 million) for the three months ended June 30, 2026, representing an increase of 12.1% from RMB37.7 million in the same quarter of 2025, which was primarily due to a RMB4.2 million (USD0.6 million) increase in professional and other service fees. As a result of the foregoing, adjusted general and administrative expenses, which excludes: (i) share-based compensation expenses of RMB0.3 million (USD0.05 million), and (ii) impairment losses of rental deposits of RMB2.3 million (USD0.3 million), were RMB39.6 million (USD5.8 million), representing an increase of 14.4% from RMB34.6 million in the same quarter of 2025. Adjusted general and administrative expenses as a percentage of total revenues increased by 4.6 percentage points from 9.9% in the second quarter of 2025 to 14.5% in the same quarter of 2026. For more information on the Company’s non-GAAP financial measures, please see “Use of Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

Franchise and royalty expenses were RMB14.4 million (USD2.1 million) for the three months ended June 30, 2026, representing a decrease of 15.9% from RMB17.1 million in the same quarter of 2025, which was primarily due to a decrease in total revenues. Franchise and royalty expenses as a percentage of total revenues increased by 0.4 percentage points, from 4.9% in the second quarter of 2025 to 5.3% in the same quarter of 2026, as a result of higher royalty rate applicable.

Impairment losses of long-lived assets were RMB4.6 million (USD0.7 million) for the three months ended June 30, 2026, compared to RMB9.5 million in the same quarter of 2025, which was primarily due to a decrease in the number of planned closures of underperforming company owned and operated stores in the second quarter of 2026.

As a result of the foregoing, operating loss was RMB58.1 million (USD8.6 million) for the three months ended June 30, 2026, compared to RMB47.8 million in the same quarter of 2025.

Adjusted Corporate EBITDA was a loss of RMB21.0 million (USD3.1 million) for the three months ended June 30, 2026, compared to a gain of RMB2.2 million in the same quarter of 2025. Adjusted Corporate EBITDA margin was negative 7.6% in the second quarter of 2026, compared to positive 0.6% in the same quarter of 2025.

Changes in fair value of convertible notes were a loss of RMB34.9 million (USD5.1 million) for the three months ended June 30, 2026, compared to a loss of RMB23.4 million in the same quarter of 2025.

Net loss was RMB97.4 million (USD14.4 million) for the three months ended June 30, 2026, compared to RMB75.9 million for the same quarter of 2025. Adjusted net loss, which excludes: (i) share-based compensation expenses of RMB0.3 million (USD0.05 million); (ii) impairment losses of long-lived assets of RMB4.6 million (USD0.7 million), (iii) impairment losses of rental deposits of RMB2.3 million (USD0.3 million), (iv) loss on disposal of property and equipment of RMB0.5 million (USD0.1 million), and (v) loss from changes in fair value of convertible notes of RMB34.9 million (USD5.1 million), was RMB54.9 million (USD8.1 million) for the three months ended June 30, 2026, compared to RMB39.7 million for the same quarter of 2025. Adjusted net loss margin was negative 20.0% in the second quarter of 2026, compared to negative 11.4% in the same quarter of 2025.

Basic and diluted loss per ordinary share was RMB3.00 (USD0.44) in the second quarter of 2026, compared to RMB2.32 in the same quarter of 2025. Adjusted basic and diluted net loss per ordinary share was RMB1.69 (USD0.25) in the second quarter of 2026, compared to RMB1.21 in the same quarter of 2025.

Liquidity

As of June 30, 2026, the total amount of the Company’s cash and cash equivalents and restricted cash was RMB121.1 million (USD17.8 million), compared to RMB129.7 million as of December 31, 2025. The change was primarily attributable to cash disbursements on business operations, partially offset by the draw-down of additional bank borrowings.

KEY OPERATING DATA

	For the three months ended or as of
Tims only	Jun 30,	Sep 30,	Dec 31,	Mar 31,	June 30,
(Exclude the discontinued business)	2025	2025	2025	2026	2026

Total stores	1,015	1,030	1,047	1,026	1,028
Company owned and operated stores	566	551	562	541	544
Franchised stores	449	479	485	485	484
Made to order (MTO) stores	692	730	770	765	780
Non-MTO stores	323	300	277	261	248
Same-store sales growth for system-wide stores	-4.8%	1.3%	-2.4%	-13.2%	-17.8%
Same-store sales growth for company owned and operated stores	-3.6%	3.3%	-1.4%	-12.4%	-17.3%
Registered loyalty club members (in thousands)	26,192	27,900	31,021	35,930	37,118
Company owned and operated store contribution (Renminbi in thousands)	27,176	21,786	9,164	3,730	12,584
Company owned and operated store contribution margin	9.6%	7.7%	3.7%	1.8%	5.7%

KEY DEFINITIONS

●	Same-store sales growth. The percentage change in the sales of stores that have been operating for 12 months or longer during a certain period compared to the same period from the prior year. The same-store sales growth for any period of more than a month equals the arithmetic average of the same-store sales growth of each month covered in the period. If a store was closed for seven days or more during any given month, its sales during that month and the same month in the comparison period are excluded for purposes of measuring same-store sales growth.

●	Net new store openings. The gross number of new stores opened during the period minus the number of stores permanently closed during the period.

●	System sales. Gross merchandise value of sales generated from both company owned and operated stores and franchised stores.

●	Company owned and operated store contribution (previously reported as adjusted store EBITDA). Calculated as fully burdened gross profit of company owned and operated stores excluding depreciation and amortization.

●	Company owned and operated store contribution margin (previously reported as adjusted store EBITDA margin). Calculated as company owned and operated store contribution as a percentage of revenues from company owned and operated stores.

●	Adjusted general and administrative expenses. Calculated as general and administrative expenses excluding share-based compensation expenses, professional fees related to financing programs, and impairment losses of rental deposits.

●	Adjusted corporate EBITDA. Calculated as operating loss excluding certain non-cash expenses consisting of depreciation and amortization, share-based compensation expenses, impairment losses of long-lived assets, loss on disposal of property and equipment, professional fees related to financing programs, and impairment losses of rental deposits.

●	Adjusted corporate EBITDA margin. Calculated as adjusted corporate EBITDA as a percentage of total revenues.

●	Adjusted net loss. Calculated as net loss excluding share-based compensation expenses, impairment losses of long-lived assets, loss on disposal of property and equipment, professional fees related to financing programs, impairment losses of rental deposits, and changes in fair value of convertible notes.

●	Adjusted net loss margin. Calculated as adjusted net loss as a percentage of total revenues.

●	Adjusted basic and diluted net loss per ordinary share. Calculated as adjusted net loss attributable to the Company’s ordinary shareholders divided by weighted-average number of basic and diluted ordinary shares.

RECENT BUSINESS DEVELOPMENT

On August 13, 2026, Tims China announced the official launch of a joint membership campaign with China Southern Airlines. The two companies will work together on member benefits integration, consumer touchpoint fusion, and service experience innovation, giving members of both programs a new “coffee plus travel” lifestyle experience and expanding the membership service ecosystem.

USE OF NON-GAAP FINANCIAL MEASURES

The Company uses non-GAAP financial measures, namely company owned and operated store contribution, company owned and operated store contribution margin, adjusted general and administrative expenses, adjusted corporate EBITDA, adjusted corporate EBITDA margin, adjusted net loss, adjusted net loss margin, and adjusted basic and diluted net loss per ordinary share in evaluating its operating results and for financial and operational decision-making purposes. The Company defines (i) company owned and operated store contribution as fully burdened gross profit of company owned and operated stores excluding depreciation and amortization; (ii) company owned and operated store contribution margin as company owned and operated store contribution as a percentage of revenues from company owned and operated stores; (iii) adjusted general and administrative expenses as general and administrative expenses excluding share-based compensation expenses, professional fees related to financing programs, and impairment losses of rental deposits; (iv) adjusted corporate EBITDA as operating loss excluding certain non-cash expenses consisting of depreciation and amortization, share-based compensation expenses, impairment losses of long-lived assets, loss on disposal of property and equipment, professional fees related to financing programs, and impairment losses of rental deposits; (v) adjusted corporate EBITDA margin as adjusted corporate EBITDA as a percentage of total revenues; (vi) adjusted net loss as net loss excluding share-based compensation expenses, impairment losses of long-lived assets, loss on disposal of property and equipment, professional fees related to financing programs, impairment losses of rental deposits, and changes in fair value of convertible notes; (vii) adjusted net loss margin as adjusted net loss as a percentage of total revenues; and (viii) adjusted basic and diluted net loss per ordinary share as adjusted net loss attributable to the Company’s ordinary shareholders divided by weighted-average number of basic and diluted ordinary shares. The Company believes company owned and operated store contribution, company owned and operated store contribution margin, adjusted general and administrative expenses, adjusted corporate EBITDA, adjusted corporate EBITDA margin, adjusted net loss, adjusted net loss margin, and adjusted basic and diluted net loss per ordinary share enhance investors’ overall understanding of its financial performance and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. As these non-GAAP financial measures have limitations as analytical tools and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures.” The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

EXCHANGE RATE INFORMATION

This earnings release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.7851 to USD1.00, the exchange rate in effect on June 30, 2026 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any rate or at all.

CONFERENCE CALL

The Company will hold a conference call today, on Tuesday, August 18, 2026, at 8:00 am Eastern Time (on Tuesday, August 18, 2026, at 8:00 pm Beijing Time) to discuss the financial results.

Participants are strongly encouraged to pre-register for the conference call, by using the weblink provided below.

https://register-conf.media-server.com/register/BIe1051e377efc4328b00acdcfb0146d50

Participants may also view the live webcast by registering through below weblink:

https://edge.media-server.com/mmc/p/y7354vo8

The webcast features a ‘Submit Your Question’ tab at the top, where you will have the opportunity to submit your questions before and during the call.

A live and archived webcast of the conference call will also be available at the Company’s

Investor Relations website at https://ir.timschina.com under “Events and Presentations”.

FORWARD-LOOKING STATEMENTS

Certain statements in this earnings release may be considered forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, such as the Company’s ability to further grow its business and store network, optimize its cost structure, improve its operational efficiency, and achieve profitable growth. Forward-looking statements are statements that are not historical facts and generally relate to future events or the Company’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, as the case may be, are inherently uncertain and subject to material change. Factors that may cause actual results to differ materially from current expectations include various factors beyond management’s control, including, but not limited to, general economic conditions and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, and other filings it makes with the Securities and Exchange Commission. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Except as required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based.

ABOUT TH INTERNATIONAL LIMITED

TH International Limited (Nasdaq: THCH) (“Tims China”) is the parent company of the exclusive master franchisees of Tim Hortons coffee shops in mainland China, Hong Kong and Macau.

The Company’s philosophy is rooted in world-class execution and data-driven decision making and centered around true local relevance, continuous innovation, genuine community, and absolute convenience. For more information, please visit https://www.timschina.com.

IMPORTANT NOTICE REGARDING THE TIM HORTONS® BRAND

The TIM HORTONS® brand and related trademarks are used by Tims China pursuant to a franchise agreement with Tim Hortons Restaurants International GmbH and its affiliates (collectively, the “Identified Persons”). The Identified Persons are entities entirely separate and distinct from Tims China and its subsidiaries (the “Group”). No Identified Person exercises any control over the business, operations, finances or management of the Group, and no Identified Person is responsible for any obligations or liabilities of the Group.

INVESTOR AND MEDIA CONTACTS

Investor Relations

IR@timschina.com

Public and Media Relations

Patty Yu

Patty.Yu@timschina.com

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2025	June 30, 2026
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	121,795	107,833	15,892
Restricted Cash	7,916	13,222	1,949
Amount due from related parties	195	-	-
Accounts receivable, net	17,692	12,212	1,800
Inventories	36,793	32,938	4,854
Prepaid expenses and other current assets	142,235	128,813	18,985
Total current assets	326,626	295,018	43,480

Non-current assets:
Property and equipment, net	332,070	287,164	42,323
Intangible assets, net	81,014	72,768	10,725
Operating lease right-of-use assets	348,916	268,491	39,571
Other non-current assets	88,051	104,193	15,356
Total non-current assets	850,051	732,616	107,975
Total assets	1,176,677	1,027,634	151,455

LIABILITIES AND SHAREHOLDERS’EQUITY
Current liabilities:
Bank borrowings, current	395,088	448,377	66,083
Accounts payable	199,152	180,897	26,661
Contract liabilities	37,197	33,229	4,897
Amount due to related parties	17,414	53,035	7,816
Operating lease liabilities	180,806	169,239	24,943
Other current liabilities	172,605	174,358	25,697
Total current liabilities	1,002,262	1,059,135	156,097

Non-current liabilities:
Convertible notes, at fair value	1,152,723	1,183,734	174,461
Contract liabilities	10,133	8,373	1,234
Operating lease liabilities	240,282	175,901	25,925
Other non-current liabilities	7,712	7,152	1,054
Total non-current liabilities	1,410,850	1,375,160	202,674
Total liabilities	2,413,112	2,434,295	358,771

Shareholders’ equity:
Ordinary shares	10	10	1
Additional paid-in capital	1,821,605	1,823,869	268,805
Accumulated losses	(3,102,994)	(3,310,359)	(487,887)
Accumulated other comprehensive income	38,393	72,619	10,704
Treasury shares	-	-	-
Total deficit attributable to shareholders of the Company	(1,242,986)	(1,413,861)	(208,377)
Non-controlling interests	6,551	7,200	1,061
Total shareholders’ deficit	(1,236,435)	(1,406,661)	(207,316)

Commitments and Contingencies	-	-	-

Total liabilities and shareholders’ deficit	1,176,677	1,027,634	151,455

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Company owned and operated stores	281,872	220,855	32,550	536,631	428,071	63,090
Other revenues	67,104	52,522	7,741	113,087	102,047	15,040
Total revenues	348,976	273,377	40,291	649,718	530,118	78,130

Costs and expenses, net:
Company owned and operated stores
Food and packaging	84,807	62,495	9,211	162,279	121,427	17,896
Rental and property management fee	56,824	47,943	7,066	113,119	95,142	14,022
Payroll and employee benefits	50,227	43,882	6,467	100,247	88,700	13,073
Delivery costs	33,338	28,912	4,262	60,379	56,235	8,287
Other operating expenses	20,424	17,425	2,568	38,442	35,605	5,248
Store depreciation and amortization	26,789	20,406	3,007	55,147	41,992	6,189
Company owned and operated store costs and expenses	272,409	221,063	32,581	529,613	439,101	64,715

Costs of other revenues	46,502	36,804	5,424	78,028	69,852	10,295
Marketing expenses	13,906	13,295	1,959	31,335	23,104	3,405
General and administrative expenses	37,698	42,261	6,229	89,508	90,305	13,311
Franchise and royalty expenses	17,089	14,366	2,117	30,985	27,901	4,112
Other operating costs and expenses	98	616	91	1,213	1,175	173
Loss on disposal of property and equipment	247	502	74	2,980	1,114	164
Impairment losses of long-lived assets	9,485	4,563	673	21,103	10,450	1,540
Other income	679	1,986	293	1,965	2,502	369
Total costs and expenses, net	396,755	331,484	48,855	782,800	660,500	97,346

Operating loss	(47,779)	(58,107)	(8,564)	(133,082)	(130,382)	(19,216)

Interest income	983	1,145	169	1,083	1,545	228
Interest expenses	(4,831)	(4,285)	(632)	(8,407)	(8,239)	(1,214)
Foreign currency transaction loss	(431)	(1,337)	(197)	(51)	(2,181)	(322)
Changes in fair value of convertible notes	(23,383)	(34,857)	(5,137)	6,075	(67,459)	(9,942)

Loss before income taxes	(75,441)	(97,441)	(14,361)	(134,382)	(206,716)	(30,466)
Income tax expenses	(484)	-	-	(484)	-	-
Net loss	(75,925)	(97,441)	(14,361)	(134,866)	(206,716)	(30,466)

Less: Net (loss)/income attributable to non-controlling interests	(470)	28	4	(1,390)	649	96
Net loss attributable to shareholders of the Company	(75,455)	(97,469)	(14,365)	(133,476)	(207,365)	(30,562)
Basic and diluted loss per Ordinary Share	(2.32)	(3.00)	(0.44)	(4.10)	(6.38)	(0.94)

Net loss	(75,925)	(97,441)	(14,361)	(134,866)	(206,716)	(30,466)

Other comprehensive income/(loss)
Fair value changes of convertible notes due to instrument-specific credit risk, net of nil income taxes	(286)	-	-	144	-	-
Foreign currency translation adjustment, net of nil income taxes	2,360	16,156	2,381	3,177	34,226	5,044

Total comprehensive loss	(73,851)	(81,285)	(11,980)	(131,545)	(172,490)	(25,422)

Less: Comprehensive (loss)/income attributable to non-controlling interests	(470)	28	4	(1,390)	649	96
Comprehensive loss attributable to shareholders of the Company	(73,381)	(81,313)	(11,984)	(130,155)	(173,139)	(25,518)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
Net cash (used in)/provided by operating activities	(1,175)	33,968	5,006	(1,394)	10,424	1,536
Net cash used in investing activities	(36,715)	(9,169)	(1,351)	(53,373)	(20,641)	(3,042)
Net cash (used in)/provided by financing activities	5,900	(13,788)	(2,032)	50,113	4,633	683
Effect of foreign currency exchange rate changes on cash	(688)	(1,363)	(201)	(825)	(3,072)	(453)
Net increase/(decrease) in cash	(32,678)	9,648	1,422	(5,479)	(8,656)	(1,276)
Cash and cash equivalents and restricted cash, at beginning of the period	211,436	111,407	16,419	184,237	129,711	19,117
Cash and cash equivalents and restricted cash, at end of the period	178,758	121,055	17,841	178,758	121,055	17,841

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

A. Company owned and operated store contribution

	For the three months ended June 30,					For the six months ended June 30,
	2025		2026			2025		2026
	RMB	% of Revenues - company owned and operated stores	RMB	US$	% of Revenues - company owned and operated stores	RMB	% of Revenues - company owned and operated stores	RMB	US$	% of Revenues - company owned and operated stores
Revenues - company owned and operated stores	281,872	100.0	220,855	32,550	100.0	536,631	100.0	428,071	63,090	100.0
Food and packaging costs - company owned and operated stores	(84,807)	(30.1)	(62,495)	(9,211)	(28.3)	(162,279)	(30.2)	(121,427)	(17,896)	(28.4)
Rental expenses - company owned and operated stores	(56,824)	(20.2)	(47,943)	(7,066)	(21.7)	(113,119)	(21.1)	(95,142)	(14,022)	(22.2)
Payroll and employee benefits - company owned and operated stores	(50,227)	(17.8)	(43,882)	(6,467)	(19.9)	(100,247)	(18.7)	(88,700)	(13,073)	(20.7)
Delivery costs - company owned and operated stores	(33,338)	(11.8)	(28,912)	(4,262)	(13.1)	(60,379)	(11.3)	(56,235)	(8,287)	(13.1)
Other operating expenses - company owned and operated stores	(20,424)	(7.2)	(17,425)	(2,568)	(7.9)	(38,442)	(7.2)	(35,605)	(5,248)	(8.3)
Store depreciation and amortization	(26,789)	(9.5)	(20,406)	(3,007)	(9.2)	(55,147)	(10.3)	(41,992)	(6,189)	(9.8)
Franchise and royalty expenses - company owned and operated stores	(9,076)	(3.3)	(7,614)	(1,122)	(3.4)	(17,835)	(3.2)	(14,648)	(2,159)	(3.5)
Fully-burdened gross (loss) profit - company owned and operated stores	387	0.1	(7,822)	(1,153)	(3.5)	(10,817)	(2.0)	(25,678)	(3,784)	(6.0)
Store depreciation and amortization	26,789	9.5	20,406	3,007	9.2	55,147	10.3	41,992	6,189	9.8

Company owned and operated store contribution	27,176	9.6	12,584	1,854	5.7	44,330	8.3	16,314	2,405	3.8
Company owned and operated store contribution margin	9.6%	9.6%	5.7%	5.7%	5.7%	8.3%	8.3%	3.8%	3.8%	3.8%

B. Adjusted general and administrative expenses

	For the three months ended June 30,					For the six months ended June 30，
	2025		2026			2025		2026
	RMB	% of Total Revenues	RMB	US$	% of Total Revenues	RMB	% of Total Revenues	RMB	US$	% of Total Revenues
General and administrative expenses	(37,698)	(10.8)	(42,261)	(6,229)	(15.5)	(89,508)	(13.9)	(90,305)	(13,311)	(17.0)
Adjusted for:
Share-based compensation expenses	749	0.2	320	47	0.1	1,825	0.3	1,836	271	0.3
Professional fees related to financing programs	-	-	-	-	-	1,007	0.2	-	-	-
Impairment losses of rental deposits	2,335	0.7	2,347	346	0.9	4,896	0.8	5,440	802	1.0
Adjusted General and administrative expenses	(34,614)	(9.9)	(39,594)	(5,836)	(14.5)	(81,780)	(12.6)	(83,029)	(12,238)	(15.7)

C. Adjusted corporate EBITDA and adjusted corporate EBITDA margin

	For the three months ended June 30,					For the six months ended June 30,
	2025		2026			2025		2026
	RMB	% of Total Revenues	RMB	US$	% of Total Revenues	RMB	% of Total Revenues	RMB	US$	% of Total Revenues
Operating loss	(47,779)	(13.7)	(58,107)	(8,564)	(21.3)	(133,082)	(20.6)	(130,382)	(19,216)	(24.6)
Adjusted for:
Depreciation and amortization	37,158	10.6	29,423	4,336	10.8	74,171	11.4	60,465	8,911	11.4
Share-based compensation expenses	749	0.2	320	47	0.1	1,825	0.3	1,836	271	0.3
Impairment losses of rental deposits	2,335	0.7	2,347	346	0.9	4,896	0.8	5,440	802	1.0
Professional fees related to financing programs	-	-	-	-	-	1,007	0.2	-	-	-
Impairment losses of long-lived assets	9,485	2.7	4,563	673	1.7	21,103	3.2	10,450	1,540	2.0
Loss on disposal of property and equipment	247	0.1	502	74	0.2	2,980	0.5	1,114	164	0.2
Adjusted Corporate EBITDA	2,195	0.6	(20,952)	(3,088)	(7.6)	(27,100)	(4.2)	(51,077)	(7,528)	(9.7)

D. Adjusted net loss and adjusted net loss margin

	For the three months ended June 30,					For the six months ended June 30,
	2025		2026			2025		2026
	RMB	% of Total Revenues	RMB	US$	% of Total Revenues	RMB	% of Total Revenues	RMB	US$	% of Total Revenues
Net loss	(75,925)	(21.8)	(97,441)	(14,361)	(35.6)	(134,866)	(20.9)	(206,716)	(30,466)	(39.0)
Adjusted for:
Share-based compensation expenses	749	0.2	320	47	0.1	1,825	0.3	1,836	271	0.3
Professional fees related to financing programs	-	-	-	-	-	1,007	0.2	-	-	-
Impairment losses of long-lived assets	9,485	2.7	4,563	673	1.7	21,103	3.2	10,450	1,540	2.0
Impairment losses of rental deposits	2,335	0.7	2,347	346	0.9	4,896	0.8	5,440	802	1.0
Loss on disposal of property and equipment	247	0.1	502	74	0.2	2,980	0.5	1,114	164	0.2
Changes in fair value of convertible notes	23,383	6.7	34,857	5,137	12.7	(6,075)	(0.9)	67,459	9,942	12.7
Adjusted Net loss	(39,726)	(11.4)	(54,852)	(8,084)	(20.0)	(109,130)	(16.8)	(120,417)	(17,747)	(22.8)

E. Adjusted basic and diluted net loss per Ordinary Share

	For the three months ended June 30,					For the six months ended June 30,
	2025		2026			2025		2026
	RMB	Unadjusted and Adjusted Basic and diluted loss per Ordinary Share RMB	RMB	US$	Unadjusted and Adjusted Basic and diluted loss per Ordinary Share USD	RMB	Unadjusted and Adjusted Basic and diluted loss per Ordinary Share RMB	RMB	US$	Unadjusted and Adjusted Basic and diluted loss per Ordinary Share USD
Net loss attributable to shareholders of the Company	(75,455)	(2.32)	(97,469)	(14,365)	(0.44)	(133,476)	(4.10)	(207,365)	(30,562)	(0.94)
Adjusted for:
Share-based compensation expenses	749	0.02	320	47	0.00	1,825	0.06	1,836	271	0.01
Professional fees related to financing programs	-	-	-	-	-	1,007	0.03	-	-	-
Impairment losses of long-lived assets	9,485	0.29	4,563	673	0.02	21,103	0.65	10,450	1,540	0.05
Impairment losses of rental deposits	2,335	0.07	2,347	346	0.01	4,896	0.15	5,440	802	0.02
Loss on disposal of property and equipment	247	0.01	502	74	0.00	2,980	0.09	1,114	164	0.01
Changes in fair value of convertible notes	23,383	0.72	34,857	5,137	0.16	(6,075)	(0.19)	67,459	9,942	0.30
Adjusted Net loss attributable to shareholders of the Company	(39,256)	(1.21)	(54,880)	(8,088)	(0.25)	(107,740)	(3.31)	(121,066)	(17,843)	(0.55)
Weighted average shares outstanding used in calculating basic and diluted loss per share	32,541,772	N/A	32,519,377	32,519,377	N/A	32,540,993	N/A	32,519,377	32,519,377	N/A
Adjusted basic and diluted net loss per Ordinary Share	(1.21)		(1.69)	(0.25)		(3.31)		(3.72)	(0.55)